September 30, 2024

Payam Zamani
Chief Executive Officer
Inspirato Incorporated
1544 Wazee Street
Denver, CO 80202

       Re: Inspirato Incorporated
           Registration Statement on Form S-3
           Filed September 17, 2024
           File No. 333-282181
Dear Payam Zamani:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Form on S-3 filed on September 17, 2024
General

1. We note that you are registering 5,830,902 shares on behalf of One Planet Group, which appears to be an affiliated party. Given the nature of One Planet Group s relationship with you and the size of the offering relative to the number of shares outstanding held by non-
       affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Rule
       415(a)(1)(i) and not a primary offering. For guidance, please see Securities Act Rules
       Compliance and Disclosure Interpretations Question 612.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 30, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   John Elofson, Esq.